Exhibit II

                    [Bay Harbour Management, L.C. letterhead]



                                December 14, 1998



Mr.  Frank T.  MacInnis
EMCOR Group, Inc.
101 Merritt Seven Corporate Park
Norwalk, CT  06851


Dear Frank:

As you know, we are the largest shareholder of EMCOR Group, Inc. (the "Company"), holding approximately 13.7% of the common stock. Over the past month, I and other representatives of Bay Harbour have spoken with you concerning the business of the Company and its prospects. As we have already discussed, we think it is time for the Company to actively seek out a strategic buyer for its business. In our view, an investment banking firm should be retained by the Company to pursue a sale at appropriate prices. We believe:

 . The stock has not performed and although we believe management has done a good job on a day-to-day operational basis, we do not see any steps that management would take to substantially enhance shareholder value in the near to intermediate future.

 . The market is very favorable for a strategic sale. We are at a time when: (i) potential strategic acquirers have the ability to use either cash or stock as currency, and (ii) an acquisition of the Company, even at a significant premium to the current trading price, would still be accretive to earnings for many acquirers. In addition, we believe a number of potential strategic acquirers will be interested in the Company if approached, but would not be willing to make an unsolicited bid.

You shared with us your opinion that it would be better to conduct such a sale process at a somewhat later date. Our only difference seems to be Bay Harbour's belief that the time is now, as it is impossible to predict where the markets will be in one or two years, nor to predict the future mindsets, finances or operational structures of today's potential strategic acquirers. We also believe that the best strategic transaction would be achieved by having reputable investment bankers introduce the idea to an appropriate targeted group of potential acquirers. Preliminary conversations with certain investment banking firms support our view.

To better understand the current environment, we also discussed our thoughts with some other major shareholders and, in general, their feelings regarding a sale appear to be similar to ours.

Bay Harbour wishes to make it clear that it feels strongly about the timeliness of implementing the strategy described above. We are strong supporters of the Company and are not short-term profiteers -- we have held the stock for years. However, we believe that the time to act to enhance shareholder value is now.



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In addition, in view of our shareholdings and our experience in business and financial matters, I believe that I or another Bay Harbour representative would make a valuable contribution to your Board of directors in helping to implement the strategic plan described above. We formally request that you consider placing one of us on the slate for election by shareholders.

We hope you will share our views and this letter with your fellow Directors. We would be happy to meet with the Directors in person to further explain our views and to answer any questions.

                              Sincerely yours,

                              /s/ Douglas Teitelbaum

                              Douglas Teitelbaum
                              Principal and Portfolio Manager